Exhibit 99.2

VOTE ON INTERNET Go to http://www.vstocktransfer.com/proxy Click on Proxy Voter Login and log - on using the below control number. The voting polls will be open until 11:59 p.m. April 23, 2025. CONTROL # VOTE BY MAIL Mark, sign and date your proxy card and return it in the envelope we have provided. VOTE IN PERSON If you would like to vote in person, please attend the Extraordinary General Meeting to be held at 10 : 00 a . m . (EDT), on 25 April, 2025 at Basement Auditorium, Building 1 , Xinghui Industrial Zone, No . 12 Shunyi Road, Liaokeng New Village, Shiyan Street, Bao’an District, Shenzhen, the People’s Republic of China . * SPECIMEN * 1 MAIN STREET ANYWHERE PA 99999 - 9999 Please Vote, Sign, Date and Return Promptly in the Enclosed Envelope. Extraordinary General Meeting Proxy Card - Samfine Creation Holdings Limited DETACH PROXY CARD HERE TO VOTE BY MAIL THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT THE SHAREHOLDERS VOTE “FOR” THE FOLLOWING PROPOSALS. PROPOSAL 1 To approve, as a special resolution, that (a)the re - designation and re - classification of all 800 , 000 , 000 shares of a par value US $ 0 . 0000625 each (the “Existing Shares”) in the share capital of the Company, whether issued or unissued, into 797 , 159 , 280 class A ordinary shares of a par value US $ 0 . 0000625 each (the “Class A Ordinary Shares”) and 2 , 840 , 720 class B ordinary shares of a par value US $ 0 . 0000625 each (the “Class B Ordinary Shares”) be and are hereby approved and confirmed, such that the authorized share capital of the Company shall be re - classified and re - designated into USD 50 , 000 . 00 divided into 797 , 159 , 280 Class A Ordinary Shares, each entitled to one (1) vote, and 2 , 840 , 720 Class B Ordinary Shares, each entitled to twenty (20) votes (“Share Re - Designation”) ; (b) upon the Share Re - Designation becoming effective, the currently issued 20 , 300 , 000 shares of a par value US $ 0 . 0000625 each in the Company be and are hereby re - designated and re - classified into 17 , 459 , 280 Class A Ordinary Shares with 1 vote per Class A Ordinary Share and 2 , 840 , 720 Class B Ordinary Shares with 20 votes per Class B Ordinary Share on a one for one basis as set out in the notice of Extraordinary Meeting of shareholders of the Company dated 31 March 2025 ; and (c) any director, company secretary, and/or the registered office provider of the Company be and is/are hereby authorized to do all such acts and things and execute all such documents, deeds and make all such arrangements that he/she shall, in his/her absolute discretion, deem necessary or expedient to give effect to the Share Re - Designation, including without limitation, updating the register of members of the Company, attending to the necessary filings with the Registrar of Companies in the Cayman Islands . ABSTAIN FOR AGAINST PROPOSAL 2 To approve, as a special resolution, that upon the Share Re - Designation becoming effective,: (a) the proposed amendments to the amended and restated memorandum and articles of association of the Company (the “Proposed Amendments”) to reflect the dual - class share structure and set out the rights and privileges of Class A Ordinary Shares and Class B Ordinary Shares be and are hereby approved ; (b) the second amended and restated memorandum and articles of association of the Company (incorporating the Proposed Amendments) (the “New Memorandum and Articles of Association”), a copy of which has been produced to this meeting and marked “A” and initialled by the chairman of the meeting for the purpose of identification, be and is hereby approved and adopted in substitution for, and to the exclusion of, the existing amended and restated memorandum and articles of association of the Company ; and (c) any director, company secretary, and/or the registered office provider of the Company be and is/are hereby authorized to do all such acts and things and execute all such documents, deeds and make all such arrangements that he/she shall, in his/her absolute discretion, deem necessary or expedient to give effect to the Proposed Amendments and the FOR AGAINST ABSTAIN Signature Signature, if held jointly Date To change the address on your account, please check the box at right and indicate your new address. * SPECIMEN * AC:ACCT999 90.00

Samfine Creation Holdings Limited Extraordinary General Meeting April 25, 2025 DETACH PROXY CARD HERE TO VOTE BY MAIL SAMFINE CREATION HOLDINGS LIMITED THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS The undersigned hereby appoints Wing Wah Cheng, Wayne, as proxy with full power of substitution, to represent and to vote as set forth herein all the ordinary shares of Samfine Creation Holdings Limited which the undersigned is entitled to vote at the Extraordinary General Meeting of Shareholders and any adjournments or postponements thereof, as designated below . If no designation is made, the proxy, when properly executed, will be voted "FOR" in Proposal 1 and 2 . PLEASE INDICATE YOUR VOTE ON THE REVERSE SIDE